April 19, 2016

Via Edgar

Jaime G. John
Branch Chief
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:     (202) 551-3446

Re:    Ashford Hospitality Prime, Inc.
Form 10-K for the year ended December 31, 2014
Filed on March 16, 2015
File No. 001-35972

Form 8-K
Filed on February 26, 2015
File No. 001-35972

Dear Ms. John:
Ashford Hospitality Prime, Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission (“SEC”) dated April 13, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-35972) filed on March 16, 2015 and the Company’s Form 8-K filed on February 26, 2015 (File No. 001-35972). On behalf of the Company, I respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by our responses.
Form 8-K filed February 26, 2015

Exhibit 99.1
1. We note your response to comment 1; however, we continue to question how you have concluded that the incentive fee adjustment is appropriate notwithstanding the fact that the expense will be paid over a two year period. Please provide additional information to support this adjustment and its usefulness to investors. Additionally, we note that the sample disclosure provided for the year ended December 31, 2015 indicates that the payments to be made in 2017 and 2018 are contingent. Provide to us additional information regarding this contingency. Further, provide information regarding the adjustment referenced in the sample disclosure for the three months ended March 31, 2016 which appears to relate to expense recorded in 2015 rather than 2016. In this regard, confirm that the expense related to this adjustment was not recorded in 2016 and tell us whether this adjustment would reduce Adjusted EBITDA by the amount you expect to pay in 2017.

Response:

We acknowledge the Staff’s comment and would like to clarify that the expense will be paid over a three year period. The primary reason for making an adjustment to EBITDA for the incentive fee is to adjust for the non-cash portion. As we previously discussed GAAP requires the accrual of the incentive fee in the year

Ms. Jaime John
Securities and Exchange Commission
April 19, 2016

earned if it is determined that it is probable that it will be paid. The adjustment to EBITDA in the initial year reduces the accrued expense to the amount payable on January 15 immediately following the initial year. In years two and three the adjustment to EBITDA to calculate Adjusted EBITDA will reduce EBITDA for the amount payable for each of those years. In summary, in the case of a $3 million incentive fee accrued in year one, the adjustments to EBITDA to calculate Adjusted EBITDA in each of the three years would be an increase of $2 million, a decrease of $1 million and a decrease of $1 million, respectively. This results in a $1 million reduction, net, in each of the three years.

We believe this adjustment is consistent with other non-cash adjustments included to reconcile GAAP net income/loss to Adjusted EBITDA (i.e., non-cash, non-employee stock/unit-based compensation expense, unrealized loss on investments, etc.), more accurately reflects the ongoing performance of our hotel assets and other investments, and provides more useful information to investors with respect to our ability to meet our future debt payment requirements, working capital requirements and overall financial condition. This is also consistent with the manner in which our consolidated leverage ratio is calculated for purposes of reporting our debt covenant compliance to lenders.

With respect to the contingency, the incentive fee is subject to the FCCR Condition (as defined in the advisory agreement) and is payable in arrears in three equal annual installments with the first installment payable on January 15 following the applicable year for which the incentive fee relates and on January 15 of the next two successive years. If our FCCR is below the minimum as of December 31 of year two and year three, we are not required to pay the incentive fee that would have been owed at that time. We have included below for reference the definition of the FCCR condition per the advisory agreement:

“For purposes hereof, “FCCR” shall mean the Company’s fixed charge coverage ratio being the ratio of adjusted EBITDA for the previous four consecutive fiscal quarters to fixed charges, which includes all (i) interest expense of the Company and its subsidiaries, (ii) regularly scheduled principal payments of the Company and its subsidiaries, other than balloon or similar principal payments which repay indebtedness in full and payments under cash flow mortgages applied to principal, and (iii) preferred dividends paid by the Company.”

We also confirm to the Staff that the sample disclosure provided in our response dated April 13, 2016 does relate to the 2015 expense. As discussed above we are making an adjustment to EBITDA to calculate Adjusted EBITDA to reflect the cash impact of the incentive fee, which would reduce EBITDA for the pro rata share of the incentive fee we expect to pay in January 2017.

2. We note in your response to comment 7 that you do not intend to modify the label for your line item entitled “EBITDA attributable to the Company and OP unitholders.” However, we note that line item includes adjustments in addition to those reflected in the definition of EBITDA (e.g. Non-Hotel EBITDA ownership expense). Please advise or revise your label accordingly.

Response:

We acknowledge the Staff’s comment and will revise the label to read “Hotel EBITDA attributable to the Company and OP unitholders.”

Ms. Jaime John
Securities and Exchange Commission
April 19, 2016

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer